UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APPLIED CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Indiana Square, Suite 2252

(No. and Street)

INDIANAPOLIS	IN	46204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loren Heger   888-580-2588

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, SAPPER & MILLER

(Name – *if individual, state last, first, middle name*)

800 EAST 96TH ST., SUITE 500 INDIANAPOLIS	IN	46240
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Loren Heger _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APPLIED CAPITAL, LLC _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LISA A MASSON
Notary Public - Seal
State of Indiana
Hamilton County
My Commission Expires Mar 4, 2023

_____
Signature

CEO
_____
Title

Lisa A. Masson
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APPLIED CAPITAL, LLC

Financial Statements
For the Fiscal Year End
December 31, 2019
With
Independent Auditor's Report

Report of Independent Registered Public Accounting Firm

To the Member and Management
of Applied Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Applied Capital, LLC as of December 31, 2019, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the relates notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Applied Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Applied Capital, LLC's management. Our responsibility is to express an opinion on Applied Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Applied Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Applied Capital, LLC's financial statements. The supplemental information is the responsibility of Applied Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as Applied Capital, LLC's auditor since 2014.

Indianapolis, Indiana
February 25, 2020

Applied Capital, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	365,502
Accounts receivable - allowable		649,358
Accounts receivable		83,119
Prepaid expenses and deposits		28,029
Total assets	$	1,126,008

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	8,205
Commissions payable		701,147
Deferred revenues		19,780
Due to affiliate		2,567
Total liabilities		731,699
Member's equity		394,309
Total liabilities and member's equity	$	1,126,008

See Accompanying Notes

Applied Capital, LLC
Statement of Operations
For The Year Ended December 31, 2019

REVENUES

Mutual fund referral fees	$	7,083,867
Investment banking		4,601,668
Referral fees		1,950,477
Mutual fund 12b-1 trail fees		28,159
Other - reimbursed expenses		128,018
Total revenues		13,792,189

EXPENSES

Compensation and benefits	12,156,862
Referral fees paid to other broker-dealers	714,420
Professional services	230,512
Licenses and registration	56,137
IT, data and communications	12,605
Occupancy	11,630
Other operating expenses	11,395
Total expenses	13,193,561

NET INCOME	$	598,628

See Accompanying Notes

Applied Capital, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2019

	Total Member's Equity
Balance at January 1, 2019	$ 545,681
Net income	598,628
Member's distribution	(750,000)
Balance at December 31, 2019	$ 394,309

Applied Capital, LLC
Statement of Cash Flows
For The Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	598,628
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		(71,182)
Change in prepaid expenses and deposits		(1,905)
Change in accounts payable		(296)
Change in commissions payable		89,328
Change in deferred revenue		19,780
Due to affiliate		1,309
NET CASH PROVIDED BY OPERATING ACTIVITIES		635,662
Member's distributions		(750,000)
NET CASH USED BY FINANCING ACTIVITIES		(750,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(114,338)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		479,840
CASH AND CASH EQUIVALENTS, END OF YEAR	$	365,502

See Accompanying Notes

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Applied Capital, LLC (the "Company") is an Indiana Limited Liability Company which organized in June of 2012 and was approved to begin operations as a broker-dealer in January of 2014. The Company is an independent registered broker-dealer and subject to regulation by the Securities and Exchange Commission, the Financial Industry Regulatory Authority, "SIPC" and various states. The Company engages in the business of private placements, investment banking, and mutual funds referrals.

The Company is a wholly-owned subsidiary of FNEX, LLC ("Parent" or "Member").

Income Taxes: The Company has elected to be a Limited Liability Company taxed as a partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its Parent, and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company's Member filed federal and various state income tax returns. The Company's Member is no longer subject to US Federal and State income tax examinations by tax authorities for years before 2016.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivables and Credit Policies: Accounts receivables, which represents unsecured customer obligations due under normal trade terms generally, requires payment within 30 days. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable. Management believes that all accounts receivable are collectable as of December 31, 2019.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

· Identification of the contract with the customer;
· Identification of the performance obligation(s) under the contract;
· Determination of transaction price;
· Allocation of the transaction price to the identified performance obligation(s); and
· Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Private Placements of Debt and Equity: The Company as an agent of the issuer presents to prospective investors a private placement memorandum ("PPM") from the issuer and subscription agreement. The Company or other broker-dealers collects consideration from the issuer when 1) an investor executes a subscription agreement, 2) the investor then delivers funds to the issuer, and 3) the issuer accepts the investor. Revenue is based on a percentage of the transaction amount. Revenue is recognized when the capital commitment by the investor has been accepted by the issuer. The performance obligation has been fulfilled at this point in time and is when the risk and rewards has been transferred.

Mutual Fund Commissions and Fees: The Company as an agent of fund presents to prospective investors a prospectus from the fund and subscription agreement. The Company collects consideration from the fund distributor when 1) an investor executes a subscription agreement 2) delivers funds to the transfer agent, and 3) the fund distributor accepts the investor. The Company receives trailing commissions and other fees from mutual fund companies as a way of compensation for distributing interests in particular funds. The fees earned by the Company are variable because the amount paid at that particular point in time, specified in the prospectus, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied in a prior period.

Cost to Obtaining or Fulfilling a Contract: The Company pays sales commission to its registered representatives for all the services provided above. Management does not believe that there are costs related directly to the contract with the issuer or that the costs are expected to be recovered. Therefore, sales commission are expensed as incurred.

Securities transactions are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition, private placement, and other advisory services to clients. Securities transactions from mutual funds are recorded in the period the sales occur and the mutual fund trail fees are recorded in the period the fee is calculated. Referral fees include referring buyers to sellers or vice versa for introduction in private securities transactions. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Deferred Revenues:</u> Deferred revenues arising from non-refundable retainers and mutual fund contracts are recognized as revenues when considered earned, which generally occurs upon consummation of a transaction.

Subsequent events were evaluated by management through February 25, 2020, the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the Company to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change daily. As of December 31, 2019, the Company had net capital and net capital requirements of $283,161 and $48,780 respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with FNEX, LLC, the parent company, to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage.

For the year ended December 31, 2019, allocated expenses under the agreement amounted to $134,337 and can be found on the accompanying statement of operations under compensation and benefits, IT, data, and communication, occupancy, and operating expenses. The balance due to the affiliate on the accompanying statement of financial condition arose from this services agreement.

NOTE 4 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

Applied Capital, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission Act of 1934
As of December 31, 2019

NET CAPITAL:

Total member's equity qualified for net capital	$	394,309
Deduction for non-allowable assets:		
Accounts receivable		83,119
Prepaid expenses and deposits		28,029
Net capital before haircuts		283,161
Less haircuts		-
Net capital		283,161
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		48,780
Excess net capital	$	234,381
Aggregate indebtedness	$	731,699
Percentage of aggregate indebtedness to net capital		258.40%

Reconciliation with the Company's computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2019

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2019 and net capital as reported above.

Applied Capital, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

APPLIED
Capital

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 12, 2020

Katz, Sapper & Miller
800 East 96th Street
Suite 500
Indianapolis, IN 46240

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Applied Capital, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: Loren Heger

Name: Loren Heger

Title: Managing Principal

KSM KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm on the Exemption

To the Member and Management
of Applied Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Applied Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Applied Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Applied Capital, LLC stated that Applied Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Applied Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Applied Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 25, 2020

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Frim
on Applying Agreed-upon Procedures

To the Member and Management
of Applied Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Applied Capital, LLC and the SIPC, solely to assist you and the SIPC in evaluating Applied Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Applied Capital LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayments.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on Applied Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

This report is intended solely for the information and use of Applied Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 25, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/19

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069199
APPLIED CAPITAL, LLC - DBA, FNEX Capital
One Indiana Square, Suite 2252
Indianapolis, IN 46204

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

2. A.	General Assessment (item 2e from page 2)	$8,757
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/29/19 Date Paid	(5,334)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	3,423
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$3,423

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $3,423

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

APPLIED CAPITAL, LLC - DBA, FNEX Capital
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 7th day of February, 2020.

Managing Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/19
and ending 12/31/19

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 13,792,189

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — _____

(2) Net loss from principal transactions in securities in trading accounts. — _____

(3) Net loss from principal transactions in commodities in trading accounts. — _____

(4) Interest and dividend expense deducted in determining item 2a. — _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. — _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — _____

(7) Net loss from securities in investment accounts. — _____

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 7,112,026

(2) Revenues from commodity transactions. — _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 714,420

(4) Reimbursements for postage in connection with proxy solicitation. — _____

(5) Net gain from securities in investment accounts. — _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

dollar for dollar out of pocket expense reimbursements — 128,018

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $_____

Enter the greater of line (i) or (ii) — 0

Total deductions — 7,954,464

2d. SIPC Net Operating Revenues — $ 5,837,725

2e. General Assessment @ .0015 — $ 8,757

(to page 1, line 2.A.)

2